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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F   X        Form 40-F
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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes                  No       X
                                  -----                -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes                  No       X
                                  -----                -----

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes                  No       X
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  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                   ENDESA Announces Statement (Relevant Fact)


     NEW YORK--(BUSINESS WIRE)--Nov. 16, 2005--In addition to the relevant fact sent to the CNMV today, for information purposes only ENDESA S.A. (NYSE: ELE) states:

     That profit from the Company's ordinary activities for full year 2005 will enable ENDESA to pay a total dividend of 0.8 euros per share (of which 0.305 per share corresponds to the interim dividend approved yesterday).
     That the sale of Auna and other disposals in 2005 will generate capital gains equivalent to approximately 1.2 euros per share. At a future meeting, the Board of Directors will propose the payout of these capital gains to shareholder in their entirety. The Board has yet to decide whether it will approve payment of an additional interim dividend with a charge to these capital gains before the General Shareholders' Meeting, in accordance with the provisions of Article 216 of Spanish Companies Law.

     * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


     CONTACT: ENDESA
              Alvaro Perez de Lema
              North America Investor Relations Office
              212-750-7200
              http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ENDESA, S.A.

Dated: November 16th, 2005                       By: /s/ Alvaro Perez de Lema
                                                     ---------------------------
                                                 Name: Alvaro Perez de Lema
                                                 Title: Manager of North America
                                                        Investor Relations